UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Presto Automation Inc.
(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

74113T105

(CUSIP Number)

February 29, 2024

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74113T105	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS Abri Advisors Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 0(1)
	7	SOLE DISPOSITIVE POWER 0(1)
	8	SHARED DISPOSITIVE POWER 0(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%(1)
12	TYPE OF REPORTING PERSON CO

(1)	See Item 4.

CUSIP No. 74113T105	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Jeffrey Tirman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 0(1)
	7	SOLE DISPOSITIVE POWER 0(1)
	8	SHARED DISPOSITIVE POWER 0(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%(1)
12	TYPE OF REPORTING PERSON IN

(1)	See Item 4.

CUSIP No. 74113T105	Page 3 of 7 Pages

Item 1.

(a)	Name of Issuer

Presto Automation Inc.

(b)	Address of Issuer’s principal executive offices

985 Industrial Road

San Carlos, CA 94070

Item 2.

(a)	Name of persons filing

This Schedule 13G is being jointly filed by Abri Advisors Ltd., a Bermuda company (“Abri Advisors”) and Jeffrey Tirman (“Mr. Tirman” and, together with Abri Advisors, collectively, the “Reporting Persons”).

Abri Advisors is beneficially owned and controlled by Mr. Tirman and, in such capacity, exercises the sole voting and investment power over the Common Stock of the Company held by Abri Advisors.

(b)	Address or principal business office or, if none, residence

Abri Advisors, Ltd.

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

Jeffrey Tirman

c/o Abri Advisors, Ltd.

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

(c)	Citizenship

Abri Advisors is a Bermuda company. Mr. Tirman is a citizen of Switzerland.

(d)	Title of class of securities

Common Stock, $0.0001 par value per share (the “Common Stock”).

(e)	CUSIP No.

74113T105

CUSIP No. 74113T105	Page 4 of 7 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: See the response to Item 4(c) below for each Reporting Person.

(b)	Percent of Class: See the response to Item 4(c) below for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See the table below.

(ii)	Shared power to vote or to direct the vote

See the table below.

(iii)	Sole power to dispose or to direct the disposition of

See the table below.

(iv)	Shared power to dispose or to direct the disposition of

See the table below.

As part of this report, the Reporting Persons current position as of the date of the event which requires filing this statement and as of the date of this report is included in the table below:

Transaction Date	Position	Percentage(1)
February 29, 2024	5,333,000	6.1%
Current Position	0	0%

(1)

Based on an aggregate of 87,868,628 shares of Common Stock issued and outstanding as of February 29, 2024, as reported on the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2024 pursuant to Rule 424(b)(5).

CUSIP No. 74113T105	Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 74113T105	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 27, 2024

Abri Advisors, Ltd.

By:	/s/ Jeffrey Tirman
Name:	Jeffrey Tirman
Title:	President

/s/ Jeffrey Tirman
Name:	Jeffrey Tirman

CUSIP No. 74113T105	Page 7 of 7 Pages

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement.